SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                         MERISTAR HOTELS & RESORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    589988104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:
Jonathan Gallen                                      Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 891-2132                                       (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   589988104
________________________________________________________________________________
   1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen
________________________________________________________________________________
   2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
   3)   SEC Use Only
________________________________________________________________________________
   4)   Source of Funds (See Instructions):  WC, PF
________________________________________________________________________________
   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
   6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
         Number of                             7) Sole Voting Power:          *
         Shares Beneficially                   8) Shared Voting Power:        *
         Owned by                              9) Sole Dispositive Power:     *
         Each Reporting                       10) Shared Dispositive Power:   *
         Person With:
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    1,500,000*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):    5.1%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN

________________________________________________________________________________
* As of January 28, 2000, Pequod Investments, L.P., a New York limited partnership ("Pequod"), was the holder of 870,000 shares of the Common Stock, par value $0.01 per share ("Shares"), of Meristar Hotels & Resorts, Inc. ("Meristar") and Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International"), was the holder of 630,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod and International. Thus, for the purposes of Reg.
Section 240.13d-3, Mr. Gallen is deemed to beneficially own 1,500,000 Shares.

Item 5.   Interest in Securities of the Issuer.

          Based upon Meristar's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, there were 29,531,599 Shares outstanding as of November 8, 1999.

          As of January 28, 2000, Pequod was the holder of 870,000 Shares and International was the holder of 630,000 Shares. Mr. Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod and International. During the 60 days prior to January 28, 2000, 10,000 Shares were sold that were previously owned by a third party with respect to which Mr. Gallen exercises investment discretion (the "Account"). Thus, as of January 28, 2000, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 1,500,000 Shares, or 5.1% of the Shares then issued and outstanding.

          The only transactions in Shares, or securities convertible into Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, during the 60 days prior to January 28, 2000 were as follows (each of which was effected in an ordinary brokerage transaction):

                           I. Pequod Investments, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

               Date                   Quantity               Price

          January 28, 2000             130,00                $3.00

                         II. Pequod International, Ltd.

                                   (Purchases)

                                      NONE

                                     (Sales)

               Date                   Quantity               Price

          January 28, 2000             120,000               $3.00

                                III. The Account

                                   (Purchases)

                                      NONE

                                     (Sales)

               Date                   Quantity               Price

          January 19, 2000             10,000                $2.81

                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 February 1, 2000


                                 /s/ Jonathan Gallen
                                 Jonathan Gallen, individually and in his capacity as the investment advisor for Pequod Investments, L.P. and for Pequod International, Ltd.


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).